November 23, 2016

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Allied World Assurance Company Holdings, AG
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 22, 2016
File No. 001-32938

Dear Mr. Rosenberg:

On behalf of Allied World Assurance Company Holdings, AG (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to the Company’s Form 10-K for the fiscal year ended December 31, 2015, filed February 22, 2016 (the “Form 10-K”), contained in the letter, dated November 16, 2016 (the “Comment Letter”).

We have set forth each of the Staff’s comments below with the Company’s corresponding response and have numbered the items to correspond to the Comment Letter.

Defined terms used herein without definition have the meanings ascribed to them in the Form 10-K.

General

1.              We reference your disclosure about Lloyd’s Syndicate 2232.  A 2014 news article reported on your launch of this syndicate, and it stated that Syndicate 2232 is targeted at key territories including emerging markets in the Middle East and Africa.  Syria, located in the Middle East, and Sudan, located in Africa, are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.  Your Form 10-K does not provide disclosure about those countries.  Please describe to us the nature and extent of any past, current, and anticipated contracts with Syria and Sudan, whether through subsidiaries, affiliates, brokers, reinsurers, clients or other direct or indirect arrangements.  For instance, you disclose that your top three brokers in 2015 were March & McLennan Companies, Inc., Aon plc and Willis Group Holdings.  Each of these companies has reported insurance business in Syria and Sudan in a publicly available letter submitted to this agency within the past three years.  You should describe any products or services you have provided to Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contracts with the governments of those countries or entities they control.

Response: We can confirm that the Company and its subsidiaries have had no contracts, agreements or other commercial arrangements with the governments of Syria or Sudan, entities they control or any entity that is otherwise targeted by U.S. sanctions applicable to Syria or Sudan.  We reviewed our records from the period January 1, 2013 through September 30, 2016 and noted no insurance or reinsurance policy that provided insurance protection to any insured based in Syria or Sudan.  We also reviewed our investment holdings from the same period and noted no direct investment in any entity domiciled in Syria or Sudan. We can also confirm that the Company and its subsidiaries do not plan to enter into any contracts, agreements or other commercial arrangements with the governments of Syria or Sudan, entities they control, or any entity that is otherwise targeted by U.S. sanctions applicable to Syria and Sudan.

As a policy, the Company does not engage in, and does not anticipate engaging in, direct or indirect transactions with governmental entities in any of the Targeted Countries listed by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”).  Included in the listing of Targeted Countries are Syria and Sudan.

2.              Please discuss the materiality of any contracts with Syria or Sudan you describe in response to the comment above, and whether those contracts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.   You should address the potential impact of the investor sentiment evidences by such actions direct toward companies that have operations associated with Syria and Sudan.

Response:                        As noted in our response above, we do not have any revenues, assets, liabilities or any other financial interest in Syria or Sudan, including the governments of those countries or entities they control.  As such, on a quantitative and qualitative basis, we have no direct interest with Syria and Sudan and therefore there is no investment risk to the Company’s security holders.

As it relates to any potential exposure from a third-party indirect interest with Syria or Sudan, we do not believe on either a quantitative or qualitative basis this would result in a material investment risk to the Company’s security holders. We believe our controls related to conducting business with Targeted Countries listed by OFAC provides a reasonable assurance that we will not have a material indirect interest with Syria or Sudan that would result in a material investment risk to the Company’s security holders.

Notes to Consolidated Financial Statements

Note 12: Income Taxes, page F-32

3.              Your effective tax rate reconciliation shows a significant fluctuation in the line item “income not subject to income tax” from the years ended December 31, 2014 to the 2015 comparable period. Please explain to us the reasons for the fluctuation in this line item and your consideration of disclosing the nature of this reconciling item in your filing as required by ASC 740-10-50-12.

Response:  The nature of the “income not subject to income tax” relates to the income or loss recorded in our operations domiciled in Bermuda.  As noted on page F-32 of the Form 10-K, Allied World Bermuda and its Bermuda subsidiaries are not required to pay taxes in Bermuda on either income or capital gains.  In preparing the effective tax rate reconciliation disclosure, we start with the expected tax rate where our ultimate parent is domiciled, which is Switzerland.  As a result, we quantify the income or loss not subject to tax related to our Bermuda operations and apply the expected tax rate for Switzerland to that income or loss in order to determine the consolidated effective tax rate.

As it relates to the fluctuation in “income not subject to income tax”, the driver of the change was due to the amount of pre-tax income from our operations in Bermuda as a percentage of our consolidated pre-tax income for the year ended December 31, 2015 compared to December 31, 2014.  For the year ended December 31, 2015, our Bermuda operations pre-tax income represented 181% of our consolidated pre-tax income, compared to 88% for the year ended December 31, 2014.  As a result, the impact of “income not subject to income tax” in the effective tax rate reconciliation increased from 7.1% for the year ended December 31, 2014 to 14.2% for the year ended December 31, 2015.

We will clarify in future filings, starting with our Form 10-K for the year ended December 31, 2016, that the “income not subject to income tax” noted in the effective tax rate reconciliation relates to the income or loss related to our Bermuda operations.  We will also add additional qualitative disclosures explaining the reason for any material fluctuations in any of the components of the effective tax rate reconciliation from one period to the next.

We propose adding the following disclosure to our tax footnote immediately after the effective tax rate reconciliation:

The ‘Income not subject to income tax’ noted in the table above related to the income from the Company’s Bermuda operations, which are not subject to income tax.  The change in this line item noted in the effective tax rate reconciliation for the year ended December 31, 2015 compared to the year ended December 31, 2014 was due to the income from the Company’s Bermuda operations representing a higher percentage of the Company’s consolidated ‘Income before income taxes’ during the year ended December 31, 2015 compared to the year ended December 31, 2014.  During the years ended December 31, 2015 and 2014, the income from the Company’s Bermuda operations represented 181% and 88%, respectively, of the Company’s consolidated ‘Income before income taxes’.

Should you have any questions concerning this letter, please call the undersigned at (646) 794-0509 or Kent Ziegler, Chief Accounting Officer, at (646) 794-0587.

Very truly yours,

/s/ Thomas A. Bradley
Thomas A. Bradley
Executive Vice President and Chief Financial Officer

cc:	Keira Nakada, SEC
Sasha Parikh, SEC
Denis P. Mulcahy, Deloitte & Touche LLP
Wesley D. Dupont, Esq.
Ted Neos, Esq.
Kent Ziegler
Joseph Roesler